December 8, 2010

Ms. Liliane Corzo, Esq.
Capital Research and Management Company
333 South Hope Street
Los Angeles, California   90071-1406

      RE: American Funds Global Balanced Fund
               Registration Statement File Nos. 333-170605 and 811-22496

Dear Ms. Corzo:

We have reviewed the registration statement on Form N-1A for the American Funds Global Balanced Fund ("the Fund"), filed with the Securities and Exchange Commission on November 15, 2010. We have the following comments:

PROSPECTUS

Fees and Expenses of the Fund

1. Since this is a new fund, please include a footnote stating that other expenses are estimated for the current fiscal year. <u>See</u> Instruction 6(a) to Item 3 of Form N-1A.

2. In the expense example, please include only expenses for years one and three. <u>See</u> Instruction 6(b) to Item 3 of Form N-1A.

Principal Investment Strategies

3. The disclosure states, "Normally, the Fund will invest a significant portion of its assets in securities of issuers domiciled outside the United States, including issuers domiciled in emerging market countries." Please define "a significant portion." In addition, with "Global" in the Fund's name, please explain how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (<u>e.g.</u>, at least 40% of the Fund's assets would normally be invested outside the United States). <u>See</u> Investment Company Act Release No. 24828 (Jan. 17, 2001) at 11 n.42.

4. The disclosure states, "Normally, the Fund will invest at least 25% of the value of its assets in bonds, and other debt securities." Please discuss the maturity and/or duration of the fixed income securities in which the Fund will invest.

Principal Risks

5. As stated in the strategy section, the Fund may invest in issuers domiciled in emerging market countries. If investing in emerging market countries is a principal investment strategy of the Fund, please include a separate risk for emerging markets in the principal risks section.

6. Included in this section is a risk for investing in lower-rated bonds. The investment strategy states that the bonds and other debt securities in which the Fund will invest consist of investment-grade securities. If investing in lower-rated bonds is a principal investment strategy, please include that information in the strategy section. In addition, please include a statement that such securities are also called "junk bonds."

Portfolio Counselors

7. In the column "Portfolio counselor experience in this fund," please provide the inception date of the Fund (month and year).

Item 12. Distribution Arrangements

8. Pursuant to General Instruction C.3.(a) of Form N-1A, please disclose the information required by Item 12 in one place in the prospectus. It appears that information required by Item 11 of Form N-1A is dispersed with the information required by Item 12.

GENERAL

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
   - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant